

Mail Stop 3030

August 18, 2016

Via E-mail
Leonardo Del Vecchio
Executive Chairman
Luxottica Group S.p.A
Piazzale L. Cadorna 3,
Milan 20123, Italy

> **Re:** **Luxottica Group S.p.A**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 21, 2016**
> **File No. 001-10421**

Dear Mr. Del Vecchio:

We have reviewed your August 5, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Note 5. Segment Information, page F-36

1.   We note from your response to comment 3 that the financial information reviewed by the chief operating decision maker, or CODM, on a regular basis includes operating income by operating segment. Please tell us whether the CODM reviews any other profit information, such as gross profit, gross margin percentage, etc., on a regular basis.

2.   We note your response to comment 3. Please tell us the title and the role of the members of management who review the financial information that is prepared for each cash-generating unit, or CGU.

3.   Your response to comment 3 indicates that budgets are prepared at the Wholesale and Retail operating segment levels. Please provide us additional details regarding how budgets are developed, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

4.   Your response to comment 3 indicates that the company's Group Controller compares actual performance to budgeted performance quarterly and reports the results of this analysis to the CODM. Please address the following:

- Provide us additional details regarding the level of information communicated to the CODM when there are variances.
- Tell us whether the CODM has other meetings with managers to discuss variances from the budget.
- Tell us whether the CEO is involved in any discussions regarding actual performance compared to budget and, if so, the level of information communicated to the CEO.

5.   We note your response to comment 3. To help us better understand how you identified your CODM, please address the following:

- Describe to us the key operating decisions for the business and tell us the individuals involved in making those decisions.
- Describe to us the information used by the CEO and Executive Chairman in making operating decisions.

6.   We note from your response to comment 3 that you determined that Mr. Del Vecchio is your CODM because he has the principal authority to make strategic decisions regarding the company's business and the allocation of its resources. Tell us what you mean by the terms "principal authority" and "strategic decisions" in this context and explain to us how that meaning is consistent with the function of a CODM described in IFRS 8.7 as the person or persons who allocate resources to and assess the performance of the operating segments of an entity.

7.   We note your response to comment 4. Please describe to us the additional management authority granted to Mr. Del Vecchio as compared to the authority granted to Mr. Massimo Vian, the company's CEO for Product and Operations.

8.   We note your response to comment 4. Please clarify the role of your CEO for Product and Operations in the ongoing operations of the business. We note that although his title is "CEO for Product and Operations," it does not appear from the organization chart provided that he has any direct reports responsible for products or operations. In addition, we note that Mr. Vain is the individual who leads your earnings calls. Please describe to us in detail the role he plays in assessing the performance of the operating segments.

9.   We note from the organization chart provided in response to comment 5 that the Retail operating segment consists of five distinct groups - EyeMed Vision Care, Retail, Oliver Peoples Group, Greater China and Oakley Sport Division – and that each has a manager who is directly accountable to the CODM. Please address the following:

- Explain to us the roles and responsibilities of each of these managers.
- Tell us how these managers interact with each of your CEO and your Executive Chairman.
- Describe to us how the interaction of these managers with your CEO and Executive Chairman differs, if at all, from the interaction of your Wholesale segment manager with your CEO and Executive Chairman.
- Explain to us the basis for determining compensation for these managers, and tell us how it differs from the determination of compensation of the Wholesale segment manager.

10.   We note the information provided in response to comment 5. Please address the following:

- Provide us with the name(s) of the segment manager for the Retail operating segment. Refer to paragraph 9 of IFRS 8.
- Describe to us the CGU management responsibilities of each of the managers shown on page two of the organization chart. To the extent that more than one manager is responsible for one CGU - for example, Retail Optical, Wholesale, Retail Sun & Luxury - please clearly explain the functions performed by each of the managers relative to that CGU.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery